Exhibit 99.2

 Investor Presentation  December 2017

 *  Investor Presentation  December 2017

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2016, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimer

 *  *  General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2016, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimer

 *  Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy. The Company’s shares are traded on the NYSE American and the Tel Aviv Stock Exchange with a market cap of approximately $97.1 million (as of December 19, 2017) and the Company is controlled by Mr. Shlomo Nehama (Chairman), Mr. Ran Fridrich (CEO) and Mr. Hemi Raphael.  Ellomay owns 17 PV Plants in Italy, Spain and Israel with an aggregate nominal capacity of ~39.5 MWp, 75% of a project to construct the Manara Pumped-Storage facility with capacity of 156 MW and ~9.4% of the Dorad Power Plant, producing ~ 850MW.  Ellomay has entered into a strategic agreement with a subsidiary of Ludan Engineering Ltd. in connection with Waste-to-Energy projects in the Netherlands. Since the execution of this Agreement, Ellomay acquired 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.  Ellomay aims to exploit attractive yield to risk ratios worldwide.   Standard & Poors Maalot ilBBB+/Stable Rating of Debentures.  1  2  3  4  5  Company Overview  (NYSE American ; TASE: ELLO)

 *  Dorad Energy Ltd. (“Dorad”)  PV  Kanir Partnership  Shlomo Nehama  30.7%2%9.4 ~  100%  37.6 %  Development Project – Pumped Storage  % 75  Corporate Structure  The public and others  Shareholders agreement1  16 photovoltaic plants in Italy and Spain, with aggregate installed capacity of ~30.5 MWp, all connected to the national grid and producing aggregate annual revenues of ~12 million Euro. A 9 MWp photovoltaic plant in Israel with annual revenues of ~16 million NIS.   In August 2016, a conditional license regulating the construction of a power plant in the Manara Cliff for the production of energy in a pumped storage technology with a capacity of 340 MW was issued. On December 4, 2017, the Israeli Public Utilities Authority – Electricity announced the reduction of the conditional license from 340 MW to 156 MW. The conditional license is subject to a quota as detailed below.  A private power plant in Ashkelon, Israel with capacity of ~ 850 MW, operating on bi-fuel combined cycle gas turbine (CCGT) running on natural gas. (the “Dorad Power Plant”). Representing approximately 6% of Israel's current electricity capacity.  Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay’s shares.Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively. Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.  Waste-to-Energy  51%  The Company acquired 51% of the rights in two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor and 475 Nm3/h, in Oude Tonge, both in the Netherlands.   31.7%3

 *  Dorad Energy Ltd. (“Dorad”)  PV  Kanir Partnership  Shlomo Nehama  30.7%2  31.7%3  9.4%~  100%  37.6%  Development Project – Pumped Storage  75%  Corporate Structure  The public and others  Shareholders agreement1  16 photovoltaic plants in Italy and Spain, with aggregate installed capacity of ~30.5 MWp, all connected to the national grid and producing aggregate annual revenues of ~12 million Euro. A 9 MWp photovoltaic plant in Israel with annual revenues of ~16 million NIS.   In August 2016, a conditional license regulating the construction of a power plant in the Manara Cliff for the production of energy in a pumped storage technology with a capacity of 340 MW was issued. On December 4, 2017, the Israeli Public Utilities Authority – Electricity announced the reduction of the conditional license from 340 MW to 156 MW. The conditional license is subject to a quota as detailed below.  A private power plant in Ashkelon, Israel with capacity of ~ 850 MW, operating on bi-fuel combined cycle gas turbine (CCGT) running on natural gas. (the “Dorad Power Plant”). Representing approximately 6% of Israel's current electricity capacity.  Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay’s shares.Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively. Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.  Waste-to-Energy  % 51  The Company acquired 51% of the rights in two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor and 475 Nm3/h, in Oude Tonge, both in the Netherlands.

 *  Entrance to Italian PV Market (acquisitions 2010 - 2013)  Acquired indirect equity interest in Dorad Energy Ltd.  Listing in NYSE American  Public Series A Debenture Issuance (il BBB+/Stable, Maalot S&P IL)  2010  2011  2012  2013  2014  2015  Listing in TASE  Entrance to Spanish PV Market  Commencement of Dorad Power Plant’s Commercial Operations (850MW)  Acquisition of 3 PV plants in Spain  2016  Strategic agreement Waste to Energy projects in the NL; Receipt of conditional license for the Manara PSP  Dividend distribution in the aggregate amount of approximately $2.4 million  Milestones  2017  Public Series B Debenture Issuance (il BBB+/Stable, Maalot S&P IL)  Acquisition of a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp, which is connected to the grid and operational since November 2013 in Talmei Yosef, Israel  Agreement to acquire a Spanish company promoting a 300MW PV Plant in Talaván, Cáceres, Spain

 *  Installed Capacity   9 MWp  7.9 MWp  22.6 MWp  850 Nm3/h1  850 MW2  % Ownership  100%  100%  100%  51%  ~ 9.4%  Book Value of investment3  *7  ~ $22.2M4  ~ $81.1M4  ~ $15.7M4  ~ $36.3M5  License/Subsidy Term  2040-2041  2040-2041  ~ 2031  ~ 2031  20346  # Facilities  1  4  12  2  1  Israel (PV)  Italy (PV)  Israel (CCGT)  Portfolio Summary  Biogas installations under construction.The Dorad Power Plant began commercial operation in May 2014.As of September 30, 2017.Cost of fixed assets as of September 30, 2017.Investment in equity accounted investee – attributed to the investment in Dorad.A 20 year generation license and supply license.The PV plant’s acquisition was closed on October 18, 2017. The net purchase price in the Transaction was NIS 39 million (approximately $11 million). As the acquisition was consummated after September 30, 2017, the results for the period do not reflect this acquisition.  Netherlands (Biogas)  Spain (PV)

 *  Photovoltaic Operations: Italy, Spain and Israel

 *  Production of clean energy represents a growing portion of energy production. Today, the majority of the energy supply in the world is still produced using fossil fuels, such as coal, oil and natural gas. The use of these traditional energy sources raises a number of challenges, including price volatility, dependency on import from a limited number of countries as well as environmental concerns. As a result of these and other challengers, governments expand their support of development of alternative energy sources, including solar energy, the fastest growing source of renewable energy.  Many countries, including Spain and Italy, adopted plans that offered significant incentives targeted at reducing the burden of the cost of the photovoltaic systems in order to promote the use of solar energy and reduce the dependency on other forms of energy.  According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In the first three quarters of 2016, 5.3 GW of photovoltaic systems were installed in Europe.  The PV Market  Source : www.solarpowereurope.org

 *  Project name  Installed Capacity (kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Region  FiT1 Eurocent/KWh  Del Bianco  734  2010  €2.9  04/2011  Fix  Marche  32.15  Costantini  734  2010  €2.9  04/2011  Fix  Marche  32.15  Giacchè  730  2010  €3.8  04/2011  Trackers  Marche  32.15  Massaccesi  749  2010  €3.8  04/2011  Trackers  Marche  32.15  Troia 8  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Troia 9  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Galatina  999  2011  €3.9  05/2011  Fix  Puglia  31.80  Pedale  2,994  2011  €3.95  05/2011  Trackers  Puglia  26.59  D’angella  931  2011  €3.25  06/2011  Fix  Puglia  26.77  Acquafresca  948  2011  €3.25  06/2011  Fix  Puglia  26.77  Soleco  5,924  2013  €2.0  08/2011  Fix  Veneto  21.89  Tecnoenergy  5,900  2013  €2.0  08/2011  Fix  Veneto  21.89  PV Plants in Italy   All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price (an average of approximately 5 Eurocents/KWh for the first six month period ended June 30, 2017).

 *  Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  €1.55  11/2011  Fix  Murcia  ~ 570  Rodríguez II  2,690  2014  €1.78  11/2011  Fix  Murcia  ~ 960  Fuente Librilla  1,248  2014  €1.68  06/2011  Fix  Murcia  ~ 470  Rinconada II   2,275  2012  €2.40  07/2010  Fix  Cordoba   ~ 790  Remuneration period – 30 years.   PV Plants in Spain
 *  Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  €1.55  11/2011  Fix  Murcia  ~ 570  Rodríguez II  2,690  2014  €1.78  11/2011  Fix  Murcia  ~ 960  Fuente Librilla  1,248  2014  €1.68  06/2011  Fix  Murcia  ~ 470  Rinconada II   2,275  2012  €2.40  07/2010  Fix  Cordoba   ~ 790  Remuneration period – 30 years.   PV Plants in Spain

 *  PV Plant in Israel  The company acquired the shares of an Israeli company that owns through a subsidiary a photovoltaic plant in Israel with fixed technology and a nominal capacity of ~9MWp, that was connected to the Israeli grid in November 2013. The net purchase price was NIS 39 million (approximately $11 million). The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the IEC, to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index. Expected annual payments from the IEC in connection with the PV Plant will be approximately NIS 16 million (approximately $4.5 million).

 *  Dorad Power Plant, Ashkelon, Israel

 *  The Dorad Power Plant is one of the largest private power plant in Israel, with installed capacity of approximately 850 MW.  The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.  Ellomay indirectly holds approximately 9.4% interest in Dorad.  The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by Israel's largest banks and institutional investors.  Electricity is sold directly to end-users and to the national distribution network at competitive rates. The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.  850  12  1.2B  2014

 *    Q3 2017  Q3 2016  2016  Revenues  1,927  1,740  2,300  Gross profit from operating the power plant  301  247  294  Operating profit   287  233  275  Net income  80  44  51  EBITDA1  438  390  484  Finance expenses, net  (184)  (178)  (219)  Net increase in cash and cash equivalents for the period, including effect of exchange rate fluctuations  227  163  29  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  (1) See below for a reconciliation of Net Income to EBITDA.

 *  Waste-to-Energy Projects  Biomethane injection  Biogas plant  Electricity  Heat  Biomethane treatment  Organic matter  Fertilizers  Biogas:  the combustible product of the anaerobic digestion of different biomass substrates including manure, agro-residues and organic waste.  Green gas:(bio-methane)  is defined as methane produced from biogas with properties close to natural gas that is injected into the natural gas grid.

 *  The Potential of the Dutch Biogas Market  The Netherlands produces over 76 million tons of manure per year (source CBS, 2013).Approximately 10% of the market has to be processed due to stringent regulatory requirements (“overmest”). Maximum biogas potential is expected to triple between 2020 to 2030 and market demand for Green Gas Certificates is expected to increase.  The Netherlands is far from reaching the target determined by the European Union of 20% renewable energy out of all energy sources (by the year 2020).  The Potential of theDutch Biogas Market

 *  Strategic Collaboration with Ludan  Pursuant to the agreement with Ludan, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an "Approved Project"). The expected overall cost of the projects is approximately Euro 200 million (including project financing).Each Approved Project is expected to receive a guaranteed payment (subsidy) from the Dutch authorities for the energy it generates for a period of approximately twelve years.  Renewable energy accounts only for ~5% of NL energy sources

 *  Waste-to-Energy (Biogas) Projects  In 2016 the Company acquired 51% of the rights in a project company, in Groen Gas Goor B.V developing an anaerobic digestion (AD) plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, and the land on which the plant will be constructed. In April 2017 the Company acquired 51% of the outstanding shares of the project company, Groen Gas Oude-Tonge B.V. ("Oude Tonge"), which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands.

 *  Pumped-Storage Development Project Manara Cliff, Israel

 *  Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back.  Sustainable technology – working for over 100 years.  This technology is an important tool for managing and controlling the national grid and improving its operations. The plants operate using the available capacity and energy method around the world, allowing quick response time (90 sec) and used by the grid dispatcher for utilizing the operational advantages to balance immediate demand and supply related services.  Pumped storage is the most efficient method (known today) for storing electricity in large capacities.  Pumped-storage project:The solution in a nutshell

 *  156 MW 2  Ellomay Pumped Storage (2014) Ltd.   Ellomay Capital Ltd. – 75% 1Sheva Mizrakot Ltd. – 25%  Capacity  Shareholders  Company  Pumped-Storage Project  Indirectly owned through the project company.In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. On December 4, 2017, the Israeli Public Utilities Authority – Electricity announced the reduction of the conditional license from 340 MW to 156 MW. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, while conditional licenses issued are in excess of such quota.

 *  Expected Projects

 *  SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain   The company has entered into a share purchase agreement (the “SPA”), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.Based on an initial study performed by the Company's technical advisors, the Project's CAPEX including development costs and interest is expected to be approximately Euro 225-255 million (approximately $245 million - $278 million), depending on the terms of the EPC agreement that will be executed in connection with the Project and other factors. The Project is expected to produce approximately 580 GWh per year, and based on the "base case" scenario of a prices projection study is expected to yield revenues of approximately Euro 25 million (approximately $27.2 million) per year. The Company expects that the Project's operating and G&A expenses will amount to an aggregate of approximately Euro 6 million and, therefore, revenues net of such expenses are currently expected to be approximately Euro 19 million (approximately $20.7 million) per year. Based on the Company’s legal and technical advisors, the Project is expected to be construction ready within a period of 10-15 months. The Company expects that the capital required for the Project will be obtained from banks, suppliers, equity or debt financings and potential partners, however there can be no assurance that such financing will be obtained and there are currently no agreements, commitments or understandings with respect to any such financing. The SPA provides that the purchase price for Talasol’s shares is Euro 10 million (approximately $10.9 million) and that this amount is to be deposited in escrow, otherwise the SPA will terminate automatically. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, as described below.

 *  Financial Results

 *     December 31, 2016  % Of BS  September 30, 2016  % Of BS  September 30, 2017  % Of BS  Cash and cash equivalent, Marketable securities  24,673  16%  29,239  18%  53,702  25%  Financial Debt*  58,752  38%  60,529  37%  106,654  50%  Financial Debt, net*  34,079  22%  31,290  19%  52,952  25%  Property, plant and equipment net (mainly in connection with PV Operations)  77,066  49%  77,526  48%  92,107  43%  Investment in Dorad   32,088  21%  33,837  21%  36,344  17%  CAP*  147,522  94%  152,440  94%  200,776  94%  Total equity  88,770  57%  91,911  57%  94,122  44%  Total assets  156,174  100%  161,762  100%  212,688  100%  Key Balance Sheet Figures (USD thousands)   *See Appendix A for calculations

 *  Key Financial Ratios    December 31, 2016  September 30, 2016  September 30, 2017  Financial Debt to CAP (A/D)  40%  40%  53%  Financial Debt, net to CAP (B/D)  23%  21%  26%  Financial Debt to Total equity (A/C)  66%  66%  113%  Financial Debt, net to Total equity (B/C)  38%  34%  56%  Strong Balance Sheet, Sufficient Liquidity, Low Leverage  See Appendix A for calculations

 *  (USD millions)  Key Income and P&L Figures  See below for a reconciliation of net income (loss) to EBITDA

 *  EBITDA   EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s and Dorad’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s or Dorad’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s and Dorad’s EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.   Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in US Dollar thousands)     For the year ended  For the year ended  For the year ended  For the year ended  For the year ended  For the year ended  For the nine months ended   For the nine months ended      December 31, 2011  December 31, 2012  December 31, 2013  December 31, 2014  December 31, 2015  December 31, 2016  September 30, 2016  September 30, 2017  Net income (loss) for the period  (972)  (2,133)  10,087  6,646  7,298  (1,073)  (2,205)  (3,639)  Financing expenses (income), net  1,238  3,773  2,454  3,395  (592)  3,056  4,521  6,820  Taxes on income (tax benefit)  (1,018)  (1,011)  245  201  (1,933)  625  568  1,171  Depreciation  1,777  2,717  4,021  5,452  4,912  4,884  3,654  3,677   EBITDA  1,025  3,346  16,807  15,694  9,685  7,492  6,538  8,029   Dorad - Reconciliation of Net income to EBITDA (in NIS millions)     For the year ended  For the nine months ended   For the nine months ended      December 31, 2016  September 30, 2016  September 30, 2017  Net income for the period  51  44  80  Financing expenses, net  219  178  184  Taxes on income  5  10  24  Depreciation and amortization  209  158  150   EBITDA  484  390  438  Use of NON-IFRS Financial Measures

 *  1  2  3  4  Summary  Diversified and growing base of cash flow generating assets.  The Company is characterized by relatively low leverage and revenues based on regulatory tariffs.  The Company aims to exploit attractive yield to risk ratios worldwide.   Seasoned management team, with extensive sector knowledge and access to attractive opportunities.

 *  www.ellomay.com  Investor RelationsChen LivneGK Investor relations Direct: +972 (0)3-6074717Email: chen@gk-biz.com www.gk-biz.com   CompanyKalia WeintraubChief Financial OfficerEllomay Capital LTD.9 Rothschild Blvd., Tel AvivDirect: +972-3-7971111Email: miri2@ellomay.com  Thank you!

 *  Appendix A – Leverage Ratios     As of December 31,  As of September 30,  As of September 30,     2016  2016  2017  Current liabilities         Loans and borrowings   $ (1,150)   $ (1,219)   $ (1,323)  Debentures   $ (4,989)   $ (5,414)   $ (5,456)  Non-current liabilities           Finance lease obligations   $ (4,228)   $ (4,588)   $ (4,446)  Long-term loans   $ (17,837)   $ (13,104)   $ (27,538)  Debentures   $ (30,548)   $ (36,204)   $ (67,891)  Financial Debt (A)   $ (58,752)   $ (60,529)   $ (106,654)  Less:           Cash and cash equivalents   $ 23,650    $ 23,684   $ 47,212  Marketable Securities   $ 1,023    $ 5,555    $ 6,490  Short-term deposits   $ -    $ -    $ -   Financial Debt, net (B)   $ (34,079)   $ (31,290)   $ (52,952)             Total equity (C)   $ (88,770)   $ (91,911)   $ (94,122)  Financial Debt (A)   $ (58,752)   $ (60,529)   $ (106,654)  CAP (D)   $ (147,522)   $ (152,440)   $ (200,776)             Financial Debt to CAP (A/D)  40%  40%  53%  Financial Debt, net to CAP (B/D)  23%  21%  26%  Financial Debt to Total equity (A/C)  66%  66%  113%  Financial Debt, net to Total equity (B/C)  38%  34%  56%  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in US$ thousands)